

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Mr. Paul Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, New York 10010

> **Re:** **Augme Technologies, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 1, 2010**
> **File No. 333-57818**

Dear Mr. Arena:

We have reviewed your response letter dated March 25, 2011 and your filings and have the following comments. As noted in our letter dated February 15, 2011 we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Paul Arena
Augme Technologies, Inc.
March 28, 2011
Page 2

Form 10-K for the year ended February 28, 2010

Item 7 - Management's discussion and analysis

Critical accounting policies, page 29

1. Refer to the proposed disclosures included in your response letter dated February 24, 2011. Please revise your definition of reporting units to be consistent with the definition in ASC 350. Also disclose that your reporting unit is not at risk of failing step one of the goodwill impairment test, as stated in your response. Provide us with your revised proposed disclosure.

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Please file all correspondence over EDGAR. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

For Larry Spirgel
Assistant Director